October 20, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Sheila Stout

Re:   In the matter of the following Open and Closed End N-CSR Filings:

Fund                                                          Fiscal Year End
----                                                          ----------------

AllianceBernstein Global Thematic Growth Fund, Inc.           July 31, 2009
File Nos.: 2-70427/811-03131

AllianceBernstein Greater China '97 Fund, Inc.                July 31, 2009
File Nos.: 333-26229/811-08201

AllianceBernstein Global Bond Fund, Inc.                      September 30, 2009
File Nos.: 33-45328/811-06554

Alliance California Municipal Income Fund, Inc.               October 31, 2009
File Nos.: 333-82898/811-10575

Alliance New York Municipal Income Fund, Inc.                 October 31, 2009
File Nos.: 333-82890/811-10577

AllianceBernstein Diversified Yield Fund, Inc.                October 31, 2009
File Nos.: 33-63797/811-07391

AllianceBernstein Institutional Funds, Inc.
 -  AllianceBernstein Global Real Estate Investment Fund II   October 31, 2009
File Nos.: 333-37177/811-8403

AllianceBernstein High Income Fund, Inc.                      October 31, 2009
File Nos.: 33-72460/811-08188

AllianceBernstein National Municipal Income Fund, Inc.        October 31, 2009
File Nos.: 333-82894/811-10573

The Ibero-America Fund, Inc.                                  November 30, 2009
File Nos.: 33-71055/811-05189

Dear Ms. Stout:

Enclosed are responses to the requests made during my phone conversation with you and other members of AllianceBernstein on September 21, 2010.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response please do not hesitate to call me at (914) 259-7740.

Very truly yours,



/s/ Joseph Mantineo
-------------------------
Joseph Mantineo
Senior Vice President
Treasurer and Chief Financial
Officer of each Fund



cc:   Larry Cranch, AllianceBernstein L.P.
      Phil Kirstein, Senior Officer of the Funds
      Mark R. Manley, AllianceBernstein L.P.
      Emilie Wrapp, AllianceBernstein L.P.
      Stephen Laffey, AllianceBernstein L.P.
      Vince Noto, AllianceBernstein L.P
      Steve Woetzel, AllianceBernstein L.P.
      Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
All Funds - Form N-Qs
---------------------

The FAS 161 (ASC 815) related disclosures (balance sheet location of derivative assets/liabilities by primary risk exposure and realized gains/losses and change in unrealized gains/losses by derivative contract types) should be included on a Fund's Form N-Q if the Fund's derivatives exposure is material.

Response #1:
It is the AllianceBernstein Funds' policy to include the FAS 161 related tabular disclosures if a Fund engaged in any derivative transactions during the reporting period.

Comment #2
AllianceBernstein High Income Fund, AllianceBernstein Global Real Estate Investment Fund II and AllianceBernstein Diversified Yield Fund - Form N-CSR
----------------------------------------------------------------------------

Each Fund had a return of capital during the fiscal year. Please confirm that the Funds met the requirements of Rule 19a-1 of the 1940 Act in connection with the return of capital.

Response #2:
The Funds are in compliance with Rule 19a-1 of the 1940 Act.

Comment #3
AllianceBernstein High Income Fund - Form N-CSR
-----------------------------------------------

Going forward, the AllianceBernstein Funds should disclose in the notes to financial statements whether any affiliate-related reimbursement may be recaptured by the affiliate.

Response #3
The AllianceBernstein High Income Fund does not have a plan of recapture. It is the AllianceBernstein Funds' policy to disclose any recapture plan in the notes to the financial statements.

Comment #4
All Funds - Management Discussion of Fund Performance
-----------------------------------------------------

Going forward, the AllianceBernstein Funds' MDFP should discuss the material use of derivatives and the effect of derivatives on a Fund's performance.

Response #4
Going forward, the AllianceBernstein Funds will discuss any material use of derivatives and their effect on the Funds' performance.

Comment #5
AllianceBernstein Global Real Estate Investment Fund II - Form N-CSR
--------------------------------------------------------------------

The MDFP discussed mostly the fund performance for the past 6 months. Going forward, the AllianceBernstein Funds should include more discussion in their shareholder reports for the past 12 months.

Response #5
Going forward, the AllianceBernstein Funds' MDFP will include a more balanced discussion of 6 month and 12 month performance.

Comment #6
AllianceBernstein Global Real Estate Investment Fund II - Form N-CSR
--------------------------------------------------------------------

The Fund had a large cash balance. Please advise whether any portion was restricted. The AllianceBernstein Funds should disclose whether any portion of cash balances is restricted.

Response #6
The Fund did not have any restricted cash at period end. The AllianceBernstein Funds' policy is to include a footnote of such restriction in the statement of assets and liabilities as appropriate.

Comment #7
AllianceBernstein Global Real Estate Investment Fund II - Form N-CSR
--------------------------------------------------------------------

Advise why the shareholder report is duplicated in the EDGAR file.

Response #7
The AllianceBernstein Global Real Estate Investment Fund II is sold through two distribution channels, the institutional channel and the private client channel. For marketing purposes, a customized report is produced for each channel. As a result, the Fund files the respective reports for each distribution channel. The content of the reports are identical, with the exception of different cover pages, inside cover pages and back cover pages.

Comment #8
AllianceBernstein Global Thematic Growth Fund - Form N-CSR
----------------------------------------------------------

The Fund's portfolio turnover consistently exceeded 100% for the past two fiscal years. If the high portfolio turnover is part of the Fund's investment strategy, it should be disclosed as such in the prospectus.

Response #8
If high turnover is part of the Fund's investment strategy, the Fund will include disclosure regarding the Fund's turnover in its next registration statement update.

Comment #9
AllianceBernstein Global Thematic Growth Fund - Form N-CSR
----------------------------------------------------------

Provide further details of the trading errors that occurred during the last two fiscal years and explain if they are related.

Response #9
The errors for fiscal years 2008 and 2009 are not related.

Fiscal year 2008 - The reimbursement to the Fund of $1,562 was due to an incorrect accrual of the advisory fee.

Fiscal year 2009 - The reimbursement to the Fund of $361,366 was due to improper trade instructions provided by the Adviser.

SK 00250 0157 1140391